Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of July 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 13, 2006

List of materials

Documents attached hereto:


i)      A Press release announcing - Sony Ericsson Q2 Results


Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                        SE-164 83 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan                                       Sweden


PRESS RELEASE                                                      July 13, 2006

Sony Ericsson More than Doubles Year-on-Year Income Before Taxes

Q2 Highlights:

   - Continued sales & volume growth
   - Positive momentum generates market share gain
   - Success of Walkman(R) phones continues
   - Launch of first Cyber-shotTM phone


The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2006 is as follows:

                                             Q2 2005     Q1 2006     Q2 2006

Numbers of units shipped (million)              11.8        13.3        15.7
Sales (EURO m.)                                1,614       1,992       2,272
Income before taxes (EURO m.)                     87         151         211
Net income (EURO m.)                              75         109         143


Units shipped in the quarter reached 15.7 million, a 33% increase compared to the same period last year, and generated an increase in market share both on a year-on-year and sequential basis. Sales for the quarter were Euro 2,272 million, representing a year-on-year increase of 41%. Income before taxes was Euro 211 million representing a year-on-year increase of 143%. Net income was Euro 143 million.

Sony Ericsson continued the momentum of the first quarter by shipping three new Walkman(R) branded phones, the W300, W700 and W42S as well as announcing two new stylish Walkman models: the W850, a tri-band/UMTS slider phone, and the quad-band EDGE W710, the first sports Walkman(R) with pedometer and jogging applications. The quad-band EDGE W810 Walkman(R) phone, a follow-up to the popular W800, became a big success during the quarter and continued to build the company's position as a leader in mobile music. This was further enhanced by the shipment of the W42S for KDDI, the first Walkman(R) branded phone for the Japanese market.

Following the successful introduction of the Walkman(R) brand to the mobile phone market last year, the company started shipping the K800, Sony Ericsson's first Cyber-shot TM branded 3.2 Megapixel camera phone, bringing an instantly recognisable Sony camera brand to its high-tier imaging products. In Japan, Sony Ericsson increased its line up of FOMA TM phones for NTT DoCoMo to three, with the shipment of the SO702i and SO902iWP+.

"The second quarter has seen Sony Ericsson both announce and start to ship a wide variety of products confirming the company's ability to compete, capture market share and profitably grow the business. With a product line-up that includes a broad range of both basic and feature phones, Sony Ericsson is now in a position to broaden its customer base in all market regions and customer segments," said Miles Flint, President of Sony Ericsson.

R&D investment continued to increase to support further expansion of the portfolio in 2007 and marketing expenditure also increased as new products, such as the K610, K800 and the eagerly awaited M600 Symbian OS messaging phone entered the market towards the end of the quarter. Average Selling Price (ASP) declined slightly sequentially, due to a greater proportion of low-priced models, such as the J100, J220 and J230 shipping in volume.

Growth in the global handset market continued to outpace expectations, and Sony Ericsson now forecasts the global market outlook for 2006 to be above 950 million units, up from the previous estimate of "above 900 million units".

FOMA is a trademark of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo's FOMA service is only available to subscribers in Japan.

WALKMAN(R) and Cyber-shot TM are trademarks or registered trademarks of Sony Corporation.

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs approximately 6,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations
Takao Yuhara (Tokyo) +81 3 5448 2180
Chris Hohman (London) +44 20 7444 9711

Press/Media
Ericsson External Relations
Ase Lindskog (Stockholm) +46 8 719 9725

Sony Corporate Communications
Koji Kurata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.